April 10, 2007

The United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

	Attention:	Ms. Cicely LaMothe
Mail Stop 4651

Re:	Duke Realty Corporation (“DRE”) and Duke Realty Limited Partnership (“DRLP”)
Form 10-K for the fiscal year ended December 31, 2006
Commission File Nos. 1-9044 and 0-20625, respectively
(Confidential, For Use of the Commission Only)

Dear Ms. LaMothe:

We received your letter, dated March 30, 2007, and are supplementally providing the following information in response to the questions included in your letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Financial Statements and Notes

Note 2- Summary of Significant Accounting Policies

Real Estate Investments (pg. 56)

1.               Advise us how renewal options are considered in the amortization periods for your below-market rents.

Response

Below-market lease liabilities are amortized over the term of the lease plus the terms of any fixed rate renewals.  Leases with below-market rents, and the related below-market lease liabilities, are not material to the Statements of Financial Position or Operations for DRE and DRLP.

Note 7- Indebtedness (pg. 64)

2.               Reference is being made to the last paragraph on page 65.  We note that the Company purchased a capped call option on the General Partner’s common stock in a private transaction.  Explain to us how you considered SFAS 133 in determining whether the call option should be accounted for as a derivative.  Also tell us your basis in GAAP in accounting for the call option as a reduction in partner’s equity.

Response

Paragraph 11 of Statement of Financial Accounting Standards No. 133, Derivatives and Hedging Activities (“SFAS 133”) indicates that an entity shall not consider contracts to be derivative instruments that are both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position.

The capped call is specifically indexed to DRE common stock.  Please note that although DRLP issued the Exchangeable Notes and purchased the capped call, DRLP’s units are exchangeable on a one-for-one basis into shares of DRE common stock, and thereby still meet criterion 1 of paragraph 11 of FAS 133 as there is no specific market for DRLP units.  The only mechanism to provide liquidity is to exchange the DRLP units for shares of DRE common stock and, as such, DRLP’s “market” is the same as that of DRE.

Classification of equity-indexed financial instruments as equity or liabilities is governed by Emerging Issues Task Force No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock (“EITF 00-19”).  Paragraph 9 of EITF 00-19 indicates that equity contracts that give the Company a choice of  (a) net-cash settlement or settlement in shares (including net-share settlement and physical settlement that requires that the Company deliver shares) or  (b) either net-share settlement or physical settlement that requires the Company to deliver cash, initially should be measured at fair value and reported in permanent equity.  The capped call meets the aforementioned criteria, allowing settlement in either cash or shares at the Company’s option, and therefore has been classified as permanent equity.  The capped call also meets criterion 2 of paragraph 11 of SFAS 133 and, therefore, is not subject to derivative accounting.

Our analysis of paragraph 9 and paragraph 12-32 of EITF 00-19 further provided the determinant for classifying the capped call as permanent equity.

3.               Please explain to us under which circumstances the Exchangeable Notes can be exchanged for share(s) of common stock.  In addition, advise us if exchange of note is at the option of the Company or the holder and what impact if any that has on your accounting treatment.

Response

The Exchangeable Notes may be exchanged for shares of DRE common stock at any time beginning on August 1, 2011 and also under any of the following circumstances: (i) during any calendar quarter beginning after December 31, 2006 (and only during such quarter), if the closing sale price per share of DRE common stock for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the preceding calendar quarter is more than 120% of the exchange price per share of DRE common stock in effect on the applicable trading day; (ii) during the five consecutive trading-day period following any five consecutive trading-day period in which the trading price of the Exchangeable Notes was less than 98% of the product of the closing sale price per share of DRE common stock multiplied by the then applicable exchange rate for the Exchangeable Notes; (iii) if those Exchangeable Notes have been called for redemption, at any time prior to the close of business on the second business day prior to the redemption date; (iv) upon the occurrence of certain designated extraordinary events, such as the liquidation of DRE; or (v) if DRE common stock is not listed on any United States national or regional securities exchange for a 30 consecutive trading day period.

The holders of the Exchangeable Notes must initiate the exchange of their Exchangeable Notes and, although DRE may redeem the Exchangeable Notes under certain circumstances, the DRE cannot initiate an exchange of the Exchangeable Notes for DRE common stock.  The Exchangeable Notes are similar to “Instrument C”, which is one of three examples provided in EITF 00-19, where the face amount of $575 million is settled in cash and the “conversion premium” is settled in stock or cash, at the Company’s discretion.  Our assessment of the proper accounting treatment was made considering the fact that an exchange is required to be initiated by the holder.

As requested in your letter, DRE and DRLP acknowledge that:

•                  DRE and DRLP are responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  DRE and DRLP may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me directly at (317) 808-6065.

Sincerely,

/s/ Matthew A. Cohoat

Matthew A. Cohoat

Executive Vice President and Chief Financial Officer of

Duke Realty Corporation, the sole General Partner of

Duke Realty Limited Partnership